245 Summer Street

Fidelity® Investments

Boston, MA 02210

November 15, 2024

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Financial Trust (the trust): File Nos. 002-79910 and 811-03587 Fidelity Equity Dividend Income Fund (the fund(s)) Post-Effective Amendment No. 83

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 83 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing is being filed is to register new classes for the fund: Class A, Class M, Class C, Class I, and Class Z for Fidelity Equity Dividend Income Fund.

This filing is also being filed for the purpose of implementing certain disclosure changes in connection with recent amendments to Rule 35d-1 under the Investment Company Act of 1940, as amended.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Since this filing contains the initial registration statement for Class A, Class M, Class C, Class I, and Class Z for Fidelity Equity Dividend Income Fund, the Prospectus(es) and SAI(s) for these classes cannot be tagged to reflect changes. Pursuant to Rule 472 under the 33 Act, all other Prospectus(es) and SAI(s) have been tagged to indicate modifications and editorial changes made since the filing of the last applicable Registration Statement.

Pursuant to Rule 485(a), the trust elects an effective date of January 29, 2025. We request your comments by December 26, 2024. Please note that certain charts and tabular information will be included in the applicable Prospectus(es) and Statement(s) of Additional Information in a subsequent amendment to the trust’s Registration Statement.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/Renée Fuller
Renée Fuller
Shareholder Reporting